Fortuna reports consolidated financial results for the third quarter 2014

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, November 10, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) today reported record revenue of $46.4 million, cash generated from operations, before changes in working capital of $17.8 million and net income of $7.8 million or $0.06 per share in the third quarter of 2014.

Jorge A. Ganoza, President and CEO, commented, “We have reported record revenue with strong operating and net margins and a growing year-over-year cash balance in spite of the challenging metal price environment. For the first nine months of the year, the consolidated all-in sustaining cash cost per ounce of silver was $15.12, 12% below annual guidance. We continue to find opportunities to increase productivity and cost reductions that will materialize over the coming quarters.”  Mr. Ganoza continued, “At San Jose,  trade-off and feasibility studies are being completed to expand the San Jose Mine to 3,000 tonnes per day by mid-2016; allowing for a targeted annual consolidated production rate of approximately 9 million ounces of silver and 50,000 ounces of gold.”

Third Quarter Consolidated Financial Highlights:

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Record sales of $46.4 million, 54% increase over Q3 2013

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Net income of $7.8 million or earnings per share of $0.06; compared to a loss of $0.3 million in Q3 2013

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Cash flow from operations before changes in non-cash working capital of $17.8 million, 135% increase over Q3 2013

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Cash position, including short term investments, as at September 30, 2014 was $72.3 million, 20% increase over Q2 2014

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Silver and gold production of 1.8 million ounces and 9,751 ounces, 63% and 116% increase over Q3 2013

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San Jose Mine AISCC* was $9.12, Caylloma Mine AISCC was $13.31; 47% and 23% decrease over Q3 2013

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Consolidated AISCC was $11.85 for the third quarter 2014 and $15.12 for the nine months ended September 30, 2014; 39% and 34% decrease over the same period

(*)    AISCC = all-in sustaining cash cost per ounce of silver; all-in sustaining cash cost is net of by-product credits for gold, lead and zinc

Third Quarter Consolidated Financial Results

Net income was $7.8 million (Q3 2013: loss $0.3 million) and basic earnings per share were $0.06 (Q3 2013: $nil). The increase, compared to the same period last year was mainly the result of higher silver sold of 74%, and significantly higher margins at the San Jose Mine despite a 10% decrease of the realized silver price on our provisional sales to $19.14 per ounce of silver. In addition, net income was positively affected by mark-to-market effects on share-based compensation resulting in a recovery of $0.8 million compared to a charge of $1.3 million in the comparative period.

Mine operating earnings increased 105% over the third quarter 2013, while gross margins (mine operating earnings over sales) increased from 27% to 36%. The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs at the San Jose Mine, down 15%, as well as by higher head grades and metal recoveries for silver and gold.

Cash flow from operations, before changes in working capital, increased 135% to $17.8 million (Q3 2013: $7.6 million).

Basic earnings per share were $0.06 (Q3 2013: $nil). Operating cash flow per share, before changes in working capital items, increased to $0.14 (Q3 2013: $0.06); refer to non-GAAP financial measures.

Liquidity available today to the company is approximately $112.3 million which is composed of $72.3 million in cash and short term investments, and an undrawn $40.0 million revolving credit facility.

The company’s 2015 budgeting process is in its final stages and management has begun implementing measures to further improve operational efficiencies and mine plans. As of the beginning of the fourth quarter, management has moved to make 20% and 7% reductions in the corporate and Peruvian subsidiary head counts, respectively, amounting to net annual savings of approximately $1.5 million. The company continues to work diligently to keep identifying areas where savings can be realized without hindering our ability to keep sustaining organic growth.

Third Quarter Operating Results

	QUARTERLY RESULTS						YEAR TO DATE RESULTS
	Three months ended September 30,						Nine months ended September 30,
	2014			2013			2014			2013
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	588,727	1,215,100	1,803,827	568,722	536,191	1,104,914	1,657,563	4,971,109	4,971,109	1,561,605	1,609,534	3,171,139
Gold (oz)	399	9,352	9,751	545	3,970	4,515	1,485	24,935	26,420	1,580	12,611	14,191
Lead (000's lbs)	4,213	-	4,213	4,730	-	4,730	12,068	-	12,068	14,010	-	14,010
Zinc (000’s lbs)	7,148	-	7,148	6,468	-	6,468	20,375	-	20,375	18,535	-	18,535
Production cash cost (US$/oz Ag)*	5.86	2.55	3.63	6.70	8.37	7.51	6.80	3.32	4.48	7.43	7.08	7.25

All-in sustaining cash cost (US$/oz Ag)*	13.31	9.12	11.85	17.32	17.07	19.31	13.96	12.93	15.12	21.62	18.81	22.74

* Net of by-product credits

Silver and gold production for the third quarter 2014 and for the nine months ended September 30, 2014 increased over the same periods in 2013, 63% and 116%, and 57% and 86%, respectively. These increases are explained largely by the commissioning of the San Jose plant expansion from 1,150 to 1,800 tpd in September 2013 and to 2,000 tpd in April 2014. The company should exceed its 2014 annual silver and gold production guidance by 9% and 8% respectively.

All-in sustaining cash cost per payable ounce of silver for the third quarter 2014, net of by-product credits, decreased to $11.85 (Q3 2013: $19.31) as a result of lower sustaining capital and brownfields exploration expenditures and higher payable ounces of silver; refer to non-GAAP financial measures.

All-in sustaining cash cost per payable ounce of silver for the nine months ended September 30, 2014, net of by-product credits, decreased to $15.12 (nine months ended September 30, 2013: $22.74) as a result of lower brownfields exploration expenditures and higher payable ounces of silver operations; refer to non-GAAP financial measures.

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	177,112	102,088	495,257	297,829
Average tonnes milled per day	2,015	1,200	1,897	1,141

Silver
Grade (g/t)	239	184	232	189
Recovery (%)	89	89	90	89
Production (oz)	1,215,100	536,191	3,313,546	1,609,534
Gold
Grade (g/t)	1.83	1.37	1.75	1.49
Recovery (%)	90	88	90	88
Production (oz)	9,352	3,970	24,935	12,611
Unit Costs
Production cash cost (US$/oz Ag)*	2.55	8.37	3.32	7.08
Production cash cost (US$/tonne)	61.54	72.09	63.94	75.68
Unit Net Smelter Return (US$/tonne)	168.16	135.75	167.70	167.08
All-in sustaining cash cost (US$/oz Ag)*	9.12	17.07	12.93	18.81

* Net of by-product credits

Silver and gold productions for the third quarter 2014 were 1,215,100 ounces and 9,352 ounces; 127% and 136% increase over third quarter 2013, respectively. The increases are the result of higher throughput, 73% over the third quarter of 2013, and of higher head grade for silver and gold, 30% and 34% increase.

Production for the nine months ended September 30, 2014 was 3,313,546 ounces of silver and 24,935 ounces of gold, 106% and 98% increase over the same period in 2013, respectively. San Jose is on track to exceed annual production guidance of 4.0 million ounces of silver and 30.4 thousand ounces of gold.

Cash cost per tonne of processed ore for the third quarter 2014 was $61.54/t or 15% below the cost in the third quarter 2013 due mainly to higher throughput and lower mining and milling costs.  Cash cost per tonne is below the annual guidance of $67.10/t driven by a favorable exchange rate and productivity gains achieved at the wider stockwork zone at level 1200 of the mine.  All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.12 in the third quarter 2014 and $12.93 for the nine months ended September 30, 2014 (refer to non-GAAP financial measures),  10% below annual guidance of $14.43.

The San Jose Mine was successfully expanded to 2,000 tpd in April 2014 (see Fortuna news release dated April 14, 2014). Trade-off and feasibility studies for a potential expansion to 3,000 tpd are in their final stage.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	117,728	117,111	347,763	342,433
Average tonnes milled per day	1,308	1,301	1,302	1,283

Silver
Grade (g/t)	181	180	175	173
Recovery (%)	86	84	85	82
Production (oz)	588,727	568,722	1,657,563	1,561,605
Gold
Grade (g/t)	0.29	0.34	0.32	0.35
Recovery (%)	36	43	41	41
Production (oz)	399	545	1,485	1,580
Lead
Grade (%)	1.76	1.97	1.70	2.04
Recovery (%)	92	93	92	91
Production (000's lbs)	4,213	4,730	12,068	14,010
Zinc
Grade (%)	3.05	2.84	2.95	2.81
Recovery (%)	90	88	90	87
Production (000's lbs)	7,148	6,468	20,375	18,535
Unit Costs
Production cash cost (US$/oz Ag)*	5.86	6.70	6.80	7.43
Production cash cost (US$/tonne)	91.05	87.07	90.22	91.47
Unit Net Smelter Return (US$/tonne)	156.39	154.18	149.41	166.37
All-in sustaining cash cost (US$/oz Ag)*	13.31	17.32	13.96	21.62

* Net of by-product credits

Silver production for the quarter was 588,727 ounces, 4% above third quarter 2013 due to higher metallurgical recovery and slightly higher head grade. Zinc production increased 11% as a result of higher head grade and higher metallurgical recoveries. Lead production decreased 11% due to reduced head grade. Caylloma is on track to meet its annual production guidance of 2 million ounces of silver.

Cash cost per tonne at Caylloma for the third quarter 2014 was $91.05 per tonne of processed ore, an increase of 5% from the third quarter 2013 and 3% above annual guidance. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $13.31 and $13.96 for the nine months ended September 30, 2014, the quarter is 22% below annual guidance of $17.01; refer to non-GAAP financial measures. Management expects cash cost to be in line with annual guidance with the execution of capital expenditures in the fourth quarter.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review 2014 third quarter financial and operations results

Date:  Tuesday, November 11, 2014

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern | 11:00 a.m. Lima

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13593520

Playback of the webcast will be available until February 11, 2015.  Playback of the conference call will be available until November 25, 2014 at 11:59 p.m. Eastern.  In addition, a transcript of the call will be archived in the company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.